
Mail Stop 3628

January 31, 2007

By Facsimile (212.403.1000) and U.S. Mail
Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Re: **ElkCorp**
      Schedule 14D-9
      Filed on January 19, 2007
      Amendment Nos. 1, 2, 3 and 4 to Schedule 14D-9
      Filed January 19, 22, 23 and 30, 2007, respectively
      File No. 005-02742

Dear Mr. Gordon:

We have the following comments on the above referenced filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9

Item 3. past Contracts, transactions, Negotiations and Agreements, page 4
Cash Consideration Payable Pursuant to the Tender Offer and Merger Agreement, page 5

1. Item 1012(c) of Regulation M-A requires you to make "reasonable inquiry" about whether your directors and executive officers will tender their shares into the offer. Please explain supplementally, with a view to additional disclosure, why you believe your disclosure of the Offer consideration your directors and officers would receive "if [they] were to tender" their shares satisfies your obligation under Item 1012 to make "reasonable inquiry" as to whether these individuals will in fact tender.

Item 4. The Solicitation or Recommendation, page 6

2. We note your references to presentations by your financial advisors. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration

has been given to summarizing your discussions with Citigroup and UBS in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the Board and Special Committee. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

(b)(1) Reasons for the Recommendation, page 7

3. We understand the Board considered a number of factors in connection with its evaluation of the Offer. We note that in view of the number of factors and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a certain favorable or unfavorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board's next decision required to be made in light of recent developments.

4. Each person making a solicitation or recommendation must discuss in reasonable detail the reasons upon which their position is based. Conclusory statements or the listing of generalized areas of consideration, such as "factors," are not considered sufficient disclosure. See Item 1012(b) of Regulation M-A. ElkCorp must, at a minimum, amend their unqualified identification of some of the informational factors considered to describe the import or the utility of the statement made when their revised position is disclosed.

(b)(2) Background, page 11

5. We note your disclosure on page 14 regarding Carlyle's December 11th bid. Please describe in greater detail the discussions regarding certain members of the Company's management that would "invest in, and agree to continue employment with, the Company" following the acquisition. Disclose when any such discussions took place, who initiated and who participated. Additionally, to the extent that specific terms have been determined, disclose:
    - The names of the certain members of management involved;
    - Quantify the investment to be made by each member of management; and
    - Summarize the terms of any employment agreements.

6. Revise your disclosure in this section to clearly state the Board meetings either Mr. Karol or Mr. Nowak participated in which the Carlyle transaction was discussed. Additionally, referring to your disclosure in the first paragraph on page 15, clarify whether Messrs. Karol and Nowak participated in the Board's determination on December 17, 2006 that it "unanimously supported" the Carlyle transaction.

Closing Comments

As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Nicholas Panos, Special Counsel, at (202) 551-3440. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions